SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 1)*

                            Incentra Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45326F207
                                 (CUSIP number)

                          Tudor Investment Corporation
                         Attn: Stephen N. Waldman, Esq.
                                1275 King Street
                               Greenwich, CT 06831
                               Tel: (203) 863-6700
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                December 31, 2008
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 14 Pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 2 of 14
----------------------                                          ----------------
--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Investment Corporation
        22-2514825
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               3,320,203 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              3,320,203 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,320,203 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.9%(1) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

---------------
     (1) This calculation is based on 22,935,240 shares of issued common stock ("Common Stock") of Incentra Solutions, Inc. (the "Company") outstanding as of November 3, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the "9/30/08 10-Q"), plus 2,711,982 shares of Common Stock that would result from conversion of Series A Preferred Stock held by the Reporting Persons (see Item 5).

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 3 of 14
----------------------                                          ----------------
--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Paul Tudor Jones, II

--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        USA
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               3,320,203 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              3,320,203 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,320,203 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.9%(2) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

---------------
     (2) This calculation is based on 22,935,240 Common Shares of the Company outstanding as of November 3, 2008 as reported in the 9/30/08 10-Q, plus 2,711,982 shares of Common Stock that would result from conversion of Series A Preferred Stock held by the Reporting Persons (see Item 5).

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 4 of 14
----------------------                                          ----------------
--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Ventures II L.P.
        06-1581871
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Cayman Islands
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               3,320,203 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              3,320,203 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,320,203 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.9%(3) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

---------------
     (3) This calculation is based on 22,935,240 Common Shares of the Company outstanding as of November 3, 2008 as reported in the 9/30/08 10-Q, plus 2,711,982 shares of Common Stock that would result from conversion of Series A Preferred Stock held by the Reporting Persons (see Item 5).

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 5 of 14
----------------------                                          ----------------
--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Ventures Group L.P.
        06-1580269
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               3,320,203 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              3,320,203 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,320,203 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.9%(4) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

---------------
     (4) This calculation is based on 22,935,240 Common Shares of the Company outstanding as of November 3, 2008 as reported in the 9/30/08 10-Q, plus 2,711,982 shares of Common Stock that would result from conversion of Series A Preferred Stock held by the Reporting Persons (see Item 5).

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 6 of 14
----------------------                                          ----------------
--------------------------------------------------------------------------------
1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Tudor Ventures Group LLC
        06-1580242
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group     (a)  [_]
        (See Instructions)                                   (b)  [X]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        OO
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required
        Pursuant to Items 2(d) or 2(e) ___
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              0
                        --------------------------------------------------------
    NUMBER OF           8.    SHARED VOTING POWER
     SHARES
   BENEFICIALLY               3,320,203 (see Item 5)
   OWNED BY EACH        --------------------------------------------------------
    REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON WITH
                              0
                        --------------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER

                              3,320,203 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        3,320,203 (see Item 5)
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [X]
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        12.9%(5) (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

---------------
     (5) This calculation is based on 22,935,240 Common Shares of the Company outstanding as of November 3, 2008 as reported in the 9/30/08 10-Q, plus 2,711,982 shares of Common Stock that would result from conversion of Series A Preferred Stock held by the Reporting Persons (see Item 5).

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 7 of 14
----------------------                                          ----------------

ITEM 1.  SECURITY AND ISSUER

         Item No. 1 is hereby deleted in its entirety and replaced with the following:

         The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares"), of Incentra Solutions, Inc., f/k/a Front Porch Digital Inc., a corporation organized under the laws of the state of Nevada (the "Company"). The Company's principal offices are located at 1140 Pearl Street, Boulder, Colorado 80302.

         This Amendment No. 1 amends the Schedule 13D filed August 30, 2004 by the Reporting Persons (as defined below). This filing is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item No. 2 is hereby supplemented with the following:

         This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

          (i) Tudor Investment Corporation, a Delaware corporation ("TIC").

          (ii) Paul Tudor Jones, II, a citizen of the United States ("Jones").

          (iii) Tudor Ventures II L.P., a Cayman Islands limited partnership ("TVII").

          (iv) Tudor Ventures Group L.P., a Delaware limited partnership ("TVG LP").

          (v) Tudor Ventures Group LLC, a Delaware limited liability company ("TVG LLC" and together with TIC, Jones, TVII and TVG LP, the "Reporting Persons" and each a "Reporting Person").

         TIC is a money management firm that provides investment advice to TVII, among others.

         The principal employment of Jones is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

         TVII is an investment fund principally engaged in the business of making private equity investments.

         TVG LP is the general partner of TVII and TVG LLC is the general partner of TVG LP.

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 8 of 14
----------------------                                          ----------------

         The business address of TIC, Jones, TVII, TVG LP, and TVG LLC is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831.

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC or TVG LLC is set forth on Schedule I hereto and is incorporated by reference herein.

         During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         The Reporting Persons, the Other Series A Stockholders (as defined in the original Schedule 13D filed August 30, 2004), The Raptor Global Portfolio Ltd. ("Raptor"), The Altar Rock Fund L.P. ("Altar Rock"), and persons deemed to beneficially own Shares held, or otherwise beneficially owned, by the Other Series A Stockholders, Raptor and Altar Rock may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act (the "Group"). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or Section 13(g) of the Act, and (ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

         The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

         Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No amendment.

ITEM 4.  PURPOSE OF TRANSACTIONS.

         No amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item No. 5 is hereby supplemented with the following:

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                         Page 9 of 14
----------------------                                          ----------------

         Pursuant to an agreement dated December 31, 2008, by and among TIC and others, TIC transacted a split-off of, among other entities, Raptor and Altar Rock (such split-off, the "Split-off"). As a result of the Split-off, TIC: (i) is no longer the general partner of Altar Rock and (ii) is no longer involved, affiliated or associated with the management or operations of Raptor. As a result of the Split-off, Raptor and Altar Rock are no longer Reporting Persons.

         Following the Split-off, TVII holds 608,221 shares of Common Stock and 903,994 shares of Series A Preferred Stock (convertible into 2,711,982 shares of Common Stock). Assuming conversion by TVII of its shares of Series A Preferred Stock, TVII would hold approximately 12.9% of the Common Stock. This calculation is based on 22,935,240 shares of Common Stock of the Company outstanding as of November 3, 2008 as reported in its quarterly report on Form 10-Q for the quarter ended September 30, 2008, plus the 2,711,982 shares of Common Stock that would result from conversion of TVII's Series A Preferred Stock.

         Based in part on information provided to the Reporting Persons by the Other Series A Stockholders, as a result of the transactions and events described in Item 2 above, the Reporting Persons may be deemed to be members of the Group. Based upon information as of May 8, 2008 contained in the Company's Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed May 23, 2008, collectively, the Reporting Persons, the Other Series A Stockholders, Raptor and Altar Rock hold 11,198,306 shares of Common Stock and 2,450,350 shares of Series A Preferred Stock (convertible into 7,351,050 shares of Common Stock), which represent 61.2% of the Common Stock (assuming conversion of the Series A Preferred Stock by the Reporting Persons, Raptor, Altar Rock and the Other Series A Stockholders). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and
(ii) that they have agreed to act as a group other than as described in this Statement on Schedule 13D.

         The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this statement on Schedule 13D separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

         Because TIC provides investment advisory services to TVII, TIC may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock owned by such Reporting Person. Because TVG LP is the general partner of TVII, TVG LP may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock owned by such Reporting Person. Because TVG LLC is the general partner of TVG LP, TVG LLC may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock deemed beneficially owned by such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TVG LLC, Jones may be deemed to beneficially own the shares of Common Stock and Series A Preferred Stock deemed beneficially owned by each such Reporting Person.

         Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                        Page 10 of 14
----------------------                                          ----------------

such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

         The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

         Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company's securities in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No amendment.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         No amendment.

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                        Page 11 of 14
----------------------                                          ----------------

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

                                        TUDOR INVESTMENT CORPORATION


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director



                                        \s\ Paul Tudor Jones, II
                                        ----------------------------------------
                                        Paul Tudor Jones, II

                                        TUDOR VENTURES II L.P.
                                        By:  Tudor Ventures Group L.P.,
                                               its general partner
                                             By:  Tudor Ventures Group LLC,
                                                    its general partner


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director

                                        TUDOR VENTURES GROUP L.P.
                                        By:  Tudor Ventures Group LLC,
                                               its general partner


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director

                                        TUDOR VENTURES GROUP LLC


                                        By: \s\ Stephen N. Waldman
                                            ------------------------------------
                                            Stephen N. Waldman
                                            Managing Director

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                        Page 12 of 14
----------------------                                          ----------------

                                                                      Schedule I

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.   Tudor Investment Corporation

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the King Street address of TIC set forth under Item 2 of this
Schedule 13D, (iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock or Series A Preferred Stock.

                            Principal Occupation/
Name                        Business Address
----                        ---------------------

Paul Tudor Jones, II*       Chairman of the Board, Chief Executive Officer
                            of TIC.

Mark F. Dalton              Vice Chairman, Director, and President of TIC.

John G. Macfarlane, III     Director, Chief Operating Officer and Managing
                            Director of TIC.

Andrew S. Paul              Director, Managing Director, General Counsel and
                            Corporate Secretary of TIC.

Robert P. Forlenza          Director and Managing Director of TIC.  Principal
                            business address at Tudor Investment Corporation, 50 Rowes Wharf, 5th Floor, Boston, MA 02110.

John R. Torell              Director, Managing Director and Chief Financial
                            Officer of TIC.

Mark V. Houghton-Berry      Director of TIC; Managing Director of Tudor Capital
                            (U.K.), L.P., an affiliate of TIC located at The
                            Great Burgh, Epsom, Surrey KT17 5XT, England.

---------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock and Series A Preferred Stock.

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                        Page 13 of 14
----------------------                                          ----------------

                            Mr. Houghton-Berry is a citizen of
                            the United Kingdom.

Mark Nicholson              Director of TIC; Chief Executive Officer of Tudor
                            Capital Australia Pty. Ltd., an affiliate of TIC located at Suite 11, 2-3 Shore Building, 13 Hickson
                            Road, Sydney NSW, Australia 2000.

                            Mr. Nicholson is a citizen of
                            Australia.

Richard L. Fisher           Director of TIC.  Mr. Fisher is Managing Director
                            of Investments and Acquisitions and a Managing
                            Director of Dunavant Enterprises, Inc.,
                            3797 Getwell Road, Memphis, TN  38118.


II.  Tudor Ventures Group LLC

         The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock or Series A Preferred Stock.

                            Principal Occupation/
Name                        Business Address
----                        ---------------------

Mark F. Dalton              Director and President of TIC.

John G. Macfarlane, III     Director, Chief Operating Officer and Managing
                            Director of TIC.

Andrew S. Paul              Director, Managing Director, General Counsel and
                            Corporate Secretary of TIC.

John R. Torell              Director, Managing Director and Chief Financial
                            Officer of TIC.

Robert P. Forlenza          Director and Managing Director of TIC.  Principal
                            business address at Tudor Investment Corporation, 50 Rowes Wharf, 5th Floor, Boston, MA 02110.

----------------------                                          ----------------
CUSIP No. 45326F207                    13D                        Page 14 of 14
----------------------                                          ----------------

Richard J. Ganong           Managing Director of TIC.  Principal business
                            address at Tudor Investment Corporation,
                            50 Rowes Wharf, 5th Floor, Boston, MA 02110.

Carmen J. Scarpa            Managing Director of TIC.  Principal business
                            address at Tudor Investment Corporation,
                            50 Rowes Wharf, 5th Floor, Boston, MA 02110.